Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION
AND OPERATING RESULTS – 2013

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial condition of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three-month periods and the years ended February 28, 2013 and February 29, 2012. This MD&A should be read in conjunction with our consolidated audited financial statements for the year ended February 28, 2013. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the years ended February 28, 2013 and February 29, 2012 is based on the consolidated audited financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”),  and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on May 21, 2013. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, ‘USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS
Certain statements included in this MD&A may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Investors should keep in mind that Neptune’s strategic action plan (the “Plan”) (as hereinafter defined, see “Business Overview”) discloses intentions and expectations of Neptune. By its very nature, the Plan constitutes almost entirely of forward-looking information, and in the circumstances investors are cautioned to pay particular attention to the information provided below. Actual execution of the Plan will be critically important, and given that it is multi-faceted and long-term, the Plan may be varied over time to adapt to Neptune’s changing situation.

Forward-looking statements can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune’s current beliefs as well as assumptions made by and information currently available to Neptune and include, but are not limited to, statements about:

•	Neptune’s ability to generate revenue through the successful execution of the Plan;
•
Neptune’s ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demands as a result of these third party supply and production agreements;

•	Neptune’s ability, through its distribution partners, to continue to successfully commercialize krill oil products and to maintain a market share position for krill oil products;
•	the continued cooperation and ultimate support of governmental authorities with respect to the reconstruction plan;
•	Neptune’s ability to obtain any required permits to reconstruct an operational production facility in a timely fashion and to achieve annual production capacities of krill products as projected;
•	Neptune’s ability to recover all available insurance proceeds relating to the incident under its various insurance policies;
•
Neptune’s ability to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;

•
Neptune’s ability to use the net proceeds from its recent public offering closed on October 2, 2012 (the “Public Offering”) generally for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•	Neptune’s ability to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBioPharm.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•
the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter the necessary third-party arrangements for the production of krill oil products;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•
plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;

•	plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals and permits in a timely manner;
•
expenses in product development or in supporting the pharmaceutical development of Neptune’s two subsidiaries, Acasti and NeuroBioPharm, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;

•
Neptune’s strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune’s products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

•	Neptune’s Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition of investment tax credits from prior periods, as well as losses and costs and insurance recoveries related to the plant explosion.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provides improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely injured.  Following the news of the death of three of its employees, Neptune’s management extended their most sincere condolences to the victims’ families and friends.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time that Neptune is able to resume production.

Neptune’s initial primary focus was concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees.  While this tragic incident had and still has a significant impact on Neptune’s operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of the Plan going forward aiming to meet the following key milestones and targets:

•	resuming its neutraceutical operations and certain levels of sales of its krill oil products to customers in the short term;
•	maintaining key customer relationships and market share, particularly until production of Neptune Krill Oil® products can reach pre-incident levels;
•
reconstructing an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;

•
pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for krill oil products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and

•
prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries,  Acasti and NeuroBioPharm, whose short term operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions should be required to bring the facility to an operational state. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan and Neptune obtaining the required permits to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

•
Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.

•
Neptune expects that its amounts of insurance coverage would likely allow it to fund most of the reconstruction costs. The balance of such costs are expected to be funded through a refinancing of its existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune’s working capital (see “Finance, Use of Public Offering Proceeds and Investor Communications” below). Neptune had already received in connection with the expansion an interest free loan and a commitment for a governmental grant.

•
Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune’s future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune’s future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers (see “Operations and Arrangements with Strategic Partners” below).

•
Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident, cooperation of governmental authorities with respect to the reconstruction plan, and timing for obtaining the required permits. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the amount of time it will take to finalize the construction on a fully operational production facility.  As an estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational in approximately fifteen months from the announcement of the Plan.

Operations and Arrangements with Strategic Partners

A top priority of Neptune’s Plan is that it maintains key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

•
Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of krill oil products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune’s markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune’s production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of krill oil products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune.

•
Neptune plans and has received orders for certain levels of sales of its krill oil products to customers in the short term, with sales expected to continue in the current fiscal year. Neptune currently has inventory of krill oil products allowing it to make sales during a limited period of time. Neptune intends to continue making sales over the coming months, mainly through arrangements with partners.

•
Neptune’s plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune’s operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.

•
Up to the incident, Neptune’s growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune’s strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.

•
Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune’s ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a not-for-profit organization that assists in collecting and redistributing donations.

Senior management and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of krill oil products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of krill oil products.  To date, a relatively small portion of the net proceeds from the Public Offering intended to be used to support Acasti in the development and validation of CaPre® and other product candidates and to support NeuroBioPharm in the development and validation of its product candidates has been disbursed.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site.  On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion.  Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements  that the notice received had nothing to do with the level or the compliance of the total amounts of acetone stored on the Sherbrooke plant site and indicated that the total amounts of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune’s Subsidiaries - Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, Acasti’s lead prescription candidate, is currently being evaluated in two Phase II clinical trials, an open-label and a double-blind studies. All required material for both studies had already been produced. Both CaPre® and Onemia™, Acasti’s product marketed in the United States as a “medical food”, were stored in U.S. facilities outside Neptune’s affected plant. Following the incident, inventories of CaPre® and Onemia™ were adequate.  The market supply of Onemia™ is continuing as planned and the ongoing clinical trials on CaPre® were not interrupted as a result of the incident. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.

The production of CaPre® and Onemia™ is a multi-step process and involve a complex supply chain. Prior to the incident at Neptune’s production plant, Acasti acquired substantially all of its krill oil for the production of CaPre® and Onemia™ from Neptune. However, due to the incident, Acasti is currently seeking out another provider of krill oil to be used in the future production of CaPre® and Onemia™. Furthermore, Acasti is currently searching for a third-party manufacturer to produce CaPre® and Onemia™ from current and future supply of krill oil. Because of requirements of the U.S. Food and Drug Administration (“FDA”), any third party manufactures retained by Acasti to produce CaPre® must first pass intensive validation tests to ensure their compliance with “good manufacturing practices” certification.

Although it is at a much earlier stage of development, NeuroBioPharm will stick to its business plan and research and development activities will continue as planned, although milestones and the start of commercialization may be delayed. NeuroBioPharm will also continue to be dependent on the support of Neptune as its controlling shareholder.

Recent Developments

Prior to the incident, the Corporation continued to expand its customer base worldwide and revenue growth was driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

In the first quarter, Neptune attended the 24th annual Roth OC Growth Stock Conference in California from March 11 to 14, 2012.  Neptune also took that opportunity to present on Monday, March 12, at The Ritz Carlton in Laguna Niguel, California in front of a large number of buy-side investors.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in Engredea/Natural Products Expo West in Anaheim on March 9th-11th 2012 and in Vitafoods Europe in Geneva on May 22nd-24th 2012.

On March 27, 2012, Neptune appointed Platinum VIII Investments & Media LLC. as investor relation firm for the United States.  Neptune entered into an IR agreement with Platinum to develop and implement a capital markets program for the US. The term of the IR Agreement was for a period of six months. In addition to a fee of $10,000 per month, Platinum was granted options to purchase an aggregate total of 150,000 common shares of Neptune at a price of $3.15 per share. The options will vest in equal amounts at the rate of 15% per quarter and have a three-year term expiring on March 23, 2015.

Also on March 27, 2012, Neptune entered into a multi-year partnership with former NFL (National Football League) Super Bowl Champion and Hall-of Fame quarterback, John Elway.  John Elway retired in 1999 and statistically was the second most prolific passer in NFL history. He is currently Executive Vice President of Football Operations for the Denver Broncos in addition to being part owner of four successful Elway’s Restaurants and the same number of automobile dealerships bearing his name.  The compensation package is a combination of cash payment as well as stock options over the contractual period.

On May 10, 2012, Mr. Elway along with Neptune’s team attended the SupplySide MarketPlace Trade show at the Javits Center in New York City.  Mr. Elway took this opportunity to meet with investors and partners and also stopped at Neptune’s booth to meet with participants at the show.  This was the first of many public appearance of John Elway as NKO’s Neptune’s ambassador.

On April 11, 2012, Neptune’s Board of Directors, as part of its annual review of direct and indirect remunerations, confirmed the grants of a total of 1,580,000 incentive stock options of Neptune, 730,000 rights on NeuroBioPharm warrants held by Neptune to employees, executive officers and directors. Neptune incentive stock options have an exercise price of $3.15 and a 3 year maturity. Rights on NeuroBioPharm warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and were subject to shareholder approval, which was obtained on June 21, 2012. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on NeuroBioPharm warrants.

On April 26, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrants will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. The financial consulting agreement came to term on April 26, 2013.

On May 22, 2012, Neptune filed for Reexamination the Aker Biomarine’s granted Australian patent (AU2008231570).  Neptune also communicated its conclusion that Aker’s patent had no impact on its position as the leading krill oil provider to the Australian market. Neptune also reaffirmed that it firmly believes that Aker’s patent is invalid.  Specifically, there are clear disclosures in prior printed publications and patents, some of which predate Aker’s application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness.  Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the Australian Patent Office will reconsider its grant of Aker’s patent and declare the recently-issued claims to be unpatentable.

Also, on May 22, 2012, Neptune received the certification from “Friend of the Sea” being the only krill oil manufacturer to obtain that certification.  Neptune engaged in the certification process with Friends of the Sea (‘‘FOS’’), an internationally recognized organization which verifies the sustainable origin of marine products. FOS had been selected by Omega-3 producers worldwide as the most independent and reliable sustainability certification. The eco-label also provides an effective way to communicate environmental performance to their customers.

Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria which ensure:

•	The stock is not overfished;
•	The fishery is in compliance with the management measures;
•	Does not have by catch of endangered species;
•	Does not have an adverse impact on the ecosystem or seabed;
•	Social accountability; and
•	Gradual reduction of carbon footprint.

This certification can also be extended to distributors who can successfully substantiate that Neptune is their sole krill oil provider. Once audited, it will allow them to include the FOS logo on their packaging and marketing material. The FOS claim is very straight forward and easily understood by consumers compared to other sustainability certifications. In conjunction, with the NSF accreditation obtained in 2011, Neptune has ensured an environmentally responsible business approach from sourcing of raw material to commercialization.

On May 23, 2012, Neptune announced that Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Operations of Acasti Pharma Inc., was appointed to the Corporation’s Board of Director. Dr. Harlan Waksal is a retired physician, founder of Imclone System Inc. in which he has been involved as the President, Chief Executive Officer, Chief Operating Officer and Executive Vice-President from 1987 to 2003. Imclone System has developed and obtained approval for a new targeted biologic cancer therapy known as Erbitux and was later acquired by Eli Lily for $6.5 billion US in October 2008. Dr. Harlan Waksal currently sits on the Board of Directors of Oberlin College and Senesco Technologies, is the author of over 50 scientific publications and has been the author of multiple patents and patents applications.

On June 7, 2012, the Corporation announced that the U.S. Patent & Trademark Office (“USPTO”) allowed one of its continuation patent applications, number 13/189,714, which claims the benefit of Neptune’s U.S. Patent No. 8,030,348. This continuation application contains claims to further embodiments of the inventions that were disclosed in the ‘348 Patent; specifically to krill extracts comprising a phospholipid suitable for human consumption. These claims cover a number of krill oil products presently sold in the U.S. market.  The continuation application, which was filed less than a year ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with a substantial volume of prior art references and other materials, including the papers from re-examination requests filed by Aker Biomarine ASA directed to the ‘348 Patent and a related Neptune patent, and the oppositions being undertaken on related Neptune patents in Europe and Australia.

On August 28, 2012, the Corporation and its subsidiary Acasti announced the extension of the relationship with The Howard Group as the companies’ investor relations consultant. Since 1988, The Howard Group has provided comprehensive investor and financial relations, business development solutions and in-depth strategic planning to public companies. The Howard Group is associated with the Insight Limited Partnership II, which invests in micro and small cap companies. Traditional and new online initiatives will be directed at the investment community and investing public on behalf of Neptune and Acasti to increase the following and participation of the market in those two corporations. The term of the IR Agreement is for a period of 12 months. In addition to a fee of $6,000 per month, The Howard Group has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $5.00 per share and 50,000 common shares of Acasti a price of $2.50. The options will vest in equal amounts over an 18 months term.

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants and the estimated fair market value of the unit was approximately $0.10 per unit.  Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. After the distribution of the dividend-in-kind, Neptune’s ownership interest in NeuroBioPharm class A shares was reduced to 76% from 99%. Neptune still owns 96% of all voting rights in NeuroBioPharm.

On October 2, 2012, Neptune announced that the U.S. Patent & Trademark Office granted its new patent, US 8,278,351. The continuation patent claims the benefit of another of Neptune’s U.S. Patents, No. 8,030,348, (the “348 Patent”) and contains claims to krill extracts comprising a phospholipid suitable for human consumption. These new claims cover all of Neptune’s products, including the NKO® brand, and a number of krill oil products currently sold in the U.S. market.  This new issued patent was granted after a thorough examination by the U.S. Patent & Trademark Office (the “USPTO”), including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the ‘351 patent. The continuation patent, filed about a year ago, was allowed by the USPTO after a thorough examination which included a review of a substantial volume of prior art references and other materials, including the papers from the re-examination requests filed by Aker Biomarine ASA directed to the Patent and a related Neptune patent in the U.S., as well as the oppositions being undertaken on related Neptune patents in Europe and Australia.

The same day, Neptune announced that it had filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker Biomarine ASA, Aker Biomarine Antarctic AS, Aker Biomarine Antarctic USA, Inc., Schiff Nutritional International and Schiff Nutrition Group, Inc. Neptune has also filed a separate infringement action against Enzymotec Limited., Enzymotec USA, Inc., and Mercola.com Health Resources, LLC. In addition to seeking monetary damages for all of the above defendants infringement of the ’351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune's patent.  Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

Also on October 2, 2012, Neptune announced the closing of its Public Offering of US$34.1 million of common shares pursuant to which Neptune issued 7,318,000 common shares at US$4.10 per share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued on the day of the closing for gross proceeds of approximately US$34.1 million. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

On November 6, 2012, Neptune hosted its 1st Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds for the event were for the benefit of Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. See the “Business Overview” section of this MD&A.

On December 4, 2012, Neptune announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. The prepayment would have the effect of increasing Neptune’s equity participation in Acasti (from approximately 57% to approximately 61% if shares were issued on the date of the announcement), given that Neptune, subject to required approvals, would be issued 6,750,000 Class “A” shares in the share capital of Acasti, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement. This reflected a prepayment value, determined with the assistance of outside valuation specialists, using the pre-established prepayment formula set forth in the license agreement, that amounts to approximately $15.5 million. The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune’s intellectual property under license. In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the prepayment agreement and the warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the prepayment agreement had not been entered into.

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units or other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

On January 18, 2013 Neptune received a first interim payment of $6 million further to the explosion that destroyed Neptune’s production plant.  Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

On January 24, 2013, Neptune announced that the USPTO had allowed a second continuation patent application, application number 13/545,830, which claims the benefit of Neptune 348 Patent and 351 Patent.  This second continuation application contains only a single claim, which is directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market.
This second continuation application, which was filed less than six (6) months ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with all prior art references and other materials, including all the documents referred to in all of the re-examination requests filed by Aker Biomarine ASA directed to the ‘348 and ‘351 Patents, as well as all the documents relating to the oppositions currently underway on related Neptune patents in Australia.

On January 24, 2013, Neptune also announced that, effective January 23, 2013, Henri Harland, President and Chief Executive Officer of Neptune, would assume for an interim period of time, during the implementation of Neptune’s plan to resume production, the functions and responsibilities held previously by Michel Chartrand, as Chief Operating Officer, who would continue to hold office as member of the Board of Director.  Neptune also confirmed that its directors, senior management and employees had accepted salary reductions of 20% for an interim period during the implementation of Neptune’s plan to resume production.

On January 30, 2013, Neptune announced that it had filed a complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission (the “ITC”) alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s 351 Patent.  On April 15, 2013, the ITC voted to institute an investigation of alleged patent infringements by Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited; Enzymotec USA, Inc.; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; Rimfrost USA, LLC and Bioriginal Food & Science Corp. (collectively the “Respondents”).

On February 26, 2013, Neptune announced that the USPTO had granted to Neptune a new continuation patent (the 675 Patent). This new patent claims the benefit of Neptune 348 Patent and 351 Patent.  The 675 Patent contains a single claim directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market, as well as the pharmaceutical concentrates of Neptune’s subsidiaries Acasti Pharma and NeuroBioPharm.  Following this decision, Neptune filed an amended complaint in the ITC to add allegations of infringement of the 675 Patent against all of the proposed respondents, including Aker BioMarine, Enzymotec and Rimfrost USA.  Accordingly, Neptune had requested and was granted by the ITC a postponement of the deadline by which the ITC will decide whether to institute an investigation.

Subsequent the the year end, on April 10, 2013, Neptune announced that it was moving forward with its international patent strategy and that it was not affected action by the European Patent Office’s Technical Appeal Board to dismiss Neptune's appeal related to one of its European patents, specifically EP 1417211.  The Board was solely concerned with the issue of flavonoids in krill extracts. Importantly the Board did not address phospholipid compositions, which form a large part of Neptune’s extensive international patent portfolio. This European patent relates to an extract containing specific flavonoids. Europe is the only jurisdiction where Neptune’s patent portfolio includes flavonoids in the independent claims. In fact, this European patent was one of the first patents obtained by Neptune and it reflected an initial market study indicating that flavonoids could eventually be commercially important and sought after by consumers. Neptune’s later market analysis showed that omega-3 phospholipids are more important for consumers. As such, all of Neptune’s subsequent composition patent applications were drafted accordingly, taking into account the importance of phospholipids.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

During the year ended February 28, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights.

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a prospective randomized double-blind placebo controlled clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the year ended February 28, 2013.

In December 2012, the TRIFECTA trial completed its first of two interim analysis. The review committee assembled to evaluate the progress of the study reviewed the interim analysis relative to drug safety and efficacy, and unanimously agreed, that the study should continue as planned. All committee members agreed that there were no concerning toxicity issues related to the intake of the drug candidate and that the signals of possible CaPre® therapeutic effect, noted as reduction of triglyceride in the groups evaluated, were reassuring and clinically significant to allow the further continuation of the study. As it is customary, the data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data showed no safety concerns and a significant clinical signal the decision was made, by the committee, that it is safe to continue the study and that there is no need to unblind the data.

Also in December 2012, Acasti was able to obtain completed clinical data in its COLT trial from a group of patients who completed an eight-week treatment with 2g CaPre® per day, which will not be included in the primary analysis of the final results. Test results of 23 patients were analysed of whom 19 had baseline triglyceride levels between 200 and 500mg/dl (2.28 to 5.7 mmol/L). The data showed a statistically significant 25% (p<0.05) reduction in triglycerides after eight weeks of treatment. Besides the important decrease in triglycerides, CaPre® also decreased low density lipoprotein, very low density lipoprotein and non-high density lipoprotein lipids and increased high density lipoprotein.

More recently, after the year ended February 28, 2013, in March, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The study assesses the effectiveness of CaPre® in patients based on a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported.  To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

OnemiaTM

During the fiscal year ended February 28, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia™. Acasti made its first sales to a U.S. medical food distributor, which initiated distribution of Onemia™ through its U.S. nationwide network of physicians, under its own brand name. Also, physicians initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia™ to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

Development of NeuroBioPharm’s products, OTC or under-prescription, was initiated during the fiscal year ended February 28, 2009.

MPL VI, MPL VII, MPL VIII and MPL IX are the product candidates of NeuroBioPharm’s pipeline as prescription drugs and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders. During fiscal year 2012 and 2013, NeuroBioPharm made progress in its research and development programs and has initiated preclinical testing to evaluate how the products impact cognitive functions, neurotransmission and to assess potential effect on mood. However, some developments of the Corporation were delayed by the incident that occurred in November of 2012 at the Sherbrooke plant. Preclinical and clinical studies that were started in late 2012 - early 2013, were postponed until the fall of 2013. Preclinical studies in progress, including the development of a model capable of determining different neurotransmitters in different parts of the brain, were continued.

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical	2014
MPL VIII	Medical Food	ADHD	Preclinical	2014
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a

The preclinical model developed to assay the levels of production of neurotransmitters in different parts of the brain will test the various product candidates of NeuroBioPharm in order to confirm certain mechanisms of action, measure the behavioral impact on ADHD and to better select possible applications.

NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (“EEG”) power spectra of conscious free moving rats. The objectives of the trial were (a) to determine the nature and extent of effect of the new NeuroBioPharm medical food candidate NKPL (a highly concentrated phospholipid extract) on the electrical activity of the brain, and (b) to characterize the EEG effects in relation to standard central nervous system drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This set of data suggests that NKPL may be an effective treatment for children with ADHD and a safe alternative to Ritalin®.

NeuroBioPharm has decided to prioritize the development of applications on ADHD by conducting preclinical and clinical studies. A prospective observational study will be conducted in preparation for a larger study. This prospective study, in children 6 to 16 years old, will better target people who can benefit from treatment and to better establish the assessment tools necessary to achieve the desired statistical power for future clinical study. This two-steps model reduces the risk associated with the realization of large-scale clinical trial, as well as costs associated with clinical developments of NeuroBioPharm.

In the same way, a prospective observational study will be conducted on memory, concentration and learning disorders. This observational study among people aged from 65 to 75 years old, will use an innovative method to quantify the learning speed in relation with the ability to focus. It will better prepare a larger scale study by establishing comparative values necessary for the establishment of statistical plan.

Consequently, two phase II clinical trials are currently in preparation and NeuroBioPharm will decide in fall 2013, according to some preclinical results and the results of prospective observational studies, whether to launch the implementation of these clinical studies.

From a technological point of view, during 2012, Neptune has made significant progress in regard to the production of pharmaceuticals product. Technological improvements developed have yielded more concentrated products while improving production efficiency. NeuroBioPharm will benefit from the technological advances in the production of its products and the flexibility to develop its pipeline. These technological developments will greatly benefit NeuroBioPharm and will remain trade secrets. They are an integral part of the Neptune’s know-how and the stability of its intellectual property strategies.

Neptune will continue its technological developments to remain the leader in the production high-standards products. The strategy for protecting these innovations by trade secrets will be endorsed by all innovations in process, including the ones in the pharmaceutical subsidiaries.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health, management of cognitive decline and finally, prescription drugs for the treatment of neurological problems and neurodegenerative disorders.

NeuroBioPharm estimates that it will first reach commercial production of its medical food products by the fourth quarter of calendar 2014. This timeline still depends on the ability of Neptune to resume operations. NeuroBioPharm further estimates that about $280 will be invested for completing or initiating preclinical/clinical studies during 2013 for supporting the efficacy and safety of its product candidates.

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods and years ended February 28, 2013, February 29, 2012 and February 28, 2011. This annual information has been derived from the consolidated audited financial statements for the years ended February 28, 2013, February 29, 2012 and February 28, 2011 and the notes thereto, prepared in accordance with IFRS as issued by IASB. The information for the three-month periods ended February 28, 2013 and February 29, 2012 has been derived from the unaudited internal financial statements for these periods.

(In thousands of dollars, except per share data)

	Three-month Period Ended February 28,	Three-month Period Ended February 29,	Year Ended February 28,	Year Ended February 29,	Year Ended February 28,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Revenue from sales	4,591	5,367	25,864	19,124	16,583
Adjusted EBITDA1	(4,607)	(775)	(5,797)	(2,593)	258
Net loss	(1,147)	(133)	(19,962)	(4,593)	(1,693)
Net profit (loss) attributable to the owners of the Corporation	(224)	491	(16,770)	(1,928)	(410)
Net earnings (loss) per share:
Basic	(0.01)	(0.01)	(0.31)	(0.04)	(0.01)
Diluted	(0.01)	(0.01)	(0.31)	(0.04)	(0.01)

Total assets	67,493	44,736	67,493	44,736	22,803
Working capital2	41,617	24 309	41,617	24 309	9,562
Total equity	56,738	32,624	56,738	32,624	13,266
Long term debt (incl. current portion)	1,871	5,754	1,871	5,754	5,415

Key ratios (% of revenue):
Gross profit	5%	54%	40%	53%	56%
Selling expenses	7%	9%	10%	11%	9%
General and administrative expenses	88%	61%	61%	51%	40%
Research and development expenses	42%	(1%)	30%	20%	17%
Adjusted EBITDA	(100%)	(14%)	(22%)	(14%)	2%

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information

	Three-month Period Ended February 28,	Three-month Period Ended February 29,	Year Ended February 28,	Year Ended February 29,
	2013	2012	2013	2012
	$	$	$	$
Net loss	(1,147)	(133)	(19,962)	(4,593)
Add (deduct):
Depreciation and amortization	81	193	613	764
Finance costs	39	142	160	380
Stock-based compensation	1,333	1,082	7,712	3,449
Foreign exchange (gain) loss	(513)	221	(851)	(278)
Change in fair value of derivatives	(27)	(80)	240	(115)
Losses and costs related to plant explosion	1,627	-	10,091	-
Insurance recoveries	(6,000)	-	(6,000)	-
Income taxes - deferred taxes	-	(1,000)	1,000	(1,000)
Investments tax credits from prior years	-	(1,200)	1,200	(1,200)
Adjusted EBITDA	(4,607)	(775)	(5,797)	(2,593)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 28, 2013

		First	Second	Third		Fourth
	Total	Quarter	Quarter	Quarter		Quarter
	$	$	$	$		$
Revenue	25,864	6,149	8,097	7,027		4,591
Adjusted EBITDA1	(5,797)	142	(703)	(629)		(4,607)
Net loss	(19,962)	(1,694)	(4,684)	(12,437	)2	(1,147	)2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668	)2	(224	)2-3
Basic loss per share	(0.31)	(0.02)	(0.08)	(0.21)		(0.01)
Diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)		(0.01)

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	19,124	4,284	4,353	5,120	5,367
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,259)	(1,768)	(1,433)	(133)
Net loss attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Fiscal year ended February 28, 2011

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA1	258	664	836	62	(1,304)
Net profit (loss)	(1,693)	494	523	(498)	(2,212)
Net loss attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments, other costs and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2	Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.
3	Includes insurance recoveries of $6,000.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the year ended February 28, 2013, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are lower than historically prior to the incident. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating a significant amount of revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiations are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended February 28, 2013

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	4,583	8	-	4,591
Adjusted EBITDA	(3,190)	(1,189)	(228)	(4,607)
Net profit (loss)	854	(1,616)	(385)	(1,147)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,683	5,103	831	41,617

Adjusted EBITDA calculation
Net profit (loss)	854	(1,616)	(385)	(1,147)
add (deduct)
Depreciation and amortization	79	2	-	81
Finance costs	38	1	-	39
Stock-based compensation	724	453	157	1,333
Foreign exchange gain	(484)	(29)	-	(513)
Change in fair value of derivatives	(27)	-	-	(27)
Losses and costs related to plant explosion	1,627	-	-	1,627
Insurance recoveries	(6,000)	-	-	(6,000)
Adjusted EBITDA	(3,190)	(1,189)	(228)	(4,607)

Three-month period ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	5,357	10	-	5,367
Adjusted EBITDA	185	(782)	(178)	(775)
Net profit (loss)	1,379	(1,307)	(205)	(133)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation
Net profit (loss)	1,379	(1,307)	(205)	(133)
add (deduct)
Depreciation and amortization	190	3	-	193
Finance costs	139	3	-	142
Stock-based compensation	537	519	27	1,082
Foreign exchange loss	220	1	-	221
Change in fair value of derivatives	(80)	-	-	(80)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment tax credits from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	185	(782)	(178)	(775)

Year ended February 28, 2013

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	25,181	683	-	25,864
Adjusted EBITDA	(965)	(3,900)	(932)	(5,797)
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,683	5,103	831	41,617

Adjusted EBITDA calculation
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
add (deduct)
Depreciation and amortization	605	8	-	613
Finance costs	157	3	-	160
Stock-based compensation	5,329	1,917	466	7,712
Foreign exchange gain	(808)	(43)	-	(851)
Change in fair value of derivatives	240	-	-	240
Losses and costs related to plant explosion	10,091	-	-	10,091
Insurance recoveries	(6,000)	-	-	(6,000)
Income taxes - deferred taxes	1,000	-	-	1,000
Investment tax credits from prior years	1,200	-	-	1,200
Adjusted EBITDA	(965)	(3,900)	(932)	(5,797)

Year ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	19,113	11	-	19,124
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
add (deduct)
Depreciation and amortization	753	11	-	764
Finance costs	371	9	-	380
Stock-based compensation	1,797	1,321	331	3,449
Foreign exchange (gain) loss	(300)	22	-	(278)
Change in fair value of derivatives	(115)	-	-	(115)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment tax credits from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)

Operating results

Plant explosion (impact on financial results)
On November 8, 2012, an explosion and fire completely destroyed the Corporation’s production plant that was in operation in Sherbrooke.  Damages to the expansion facility which was under construction and adjacent to the plant were limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, Neptune has notified its insurers of the incident and insurance recoveries will be recognized when the Corporation has the unconditional right to receive compensation.  To date, the Corporation has received insurance recoveries for an amount of $6,000, representing only a part of the total eligible compensation.

The estimated impairment losses and costs related to the plant explosion for the year ended are detailed as follows:

February 28, 2013

Impairment loss related to inventories destroyed	$2,257
Impairment loss related to property, plant and equipment destroyed	6,395
Site restoration costs	868
Contribution to victims’ fund	213
Other costs	358
$10,091

The costs above reflect management’s best estimates based on information available as at the date these consolidated financial statements were authorized for issuance (May 21, 2013) and are subject to change as new developments occur in connection with the Corporation reconstruction plans, including environmental, legal, site restoration costs and government related matters.

The impairment loss related to property, plant and equipment destroyed is comprised of $4,587 for the building and building components, $1,651 for laboratory and plant equipment, and $157 for furniture, office equipment, computer equipment and software. The remaining $15,477 of property, plant and equipment presented in the consolidated statements of financial position includes $12,468 related to the Sherbrooke plant expansion, which is still in construction and not subject to depreciation.

Revenue
Revenue for the fourth quarter ended February 28, 2013 amounted to $4,591, representing a decrease of 14% compared to $5,367 for the three-month period ended February 29, 2012. For the year ended February 28, 2013, revenues were $25,864, up 35% from $19,124 in the prior year. The decrease in revenues for the fourth quarter is attributable to the November 8, 2012 incident at the Sherbrooke plant.  Given that Neptune’s plant was not in operation during the last quarter, revenues for the fourth quarter ended February 28, 2013 were largely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements that have allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins.  Margins are expected to improve in upcoming quarters.  Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®.  The increase in revenues for the year ended February 28, 2013 compared to the year ended February 29, 2012 is mainly attributable to aggressive penetration of the American, European and Australian markets prior to the incident at the Sherbrooke plant, resulting from increasing awareness and recognition of NKO® and EKO™, especially from new distribution in the United States following the grant of Neptune’s new patents.

Virtually all of the Corporation’s sales are derived from the nutraceutical segments.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and years ended February 28, 2013 and February 29, 2012:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
Gross profit	228	2,886	10,231	10,060
Gross profit as % of revenue	5%	54%	40%	53%

Gross profit for the fourth quarter ended February 28, 2013 amounted to $228 or 5% compared to $2,886 or 54% for the same period in 2012. For the year ended February 28, 2013 gross profit totalled $10,231 or 40% compared to $10,060 or 53% for last year's corresponding period. The decrease in gross margin was primarily due to the November 8, 2012 incident at the Sherbrooke plant and it will remain lower than historical rates until Neptune resumes production.

Selling expenses
Selling expenses for the three-month and years ended February 28, 2013 and February 29, 2012 and were as follows:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
Selling expenses	308	505	2,464	2,090
Selling expenses as % of revenue	7%	9%	10%	11%

Selling expenses amounted to $308 or 7% of revenue in the fourth quarter ended February 28, 2013 compared to $505 or 9% of revenue for the corresponding period in 2012. For the year ended February 28, 2013, selling expenses amounted to $2,464 or 10% of revenue compared to $2,090 or 11% of revenue for last year's corresponding period. The decrease in the fourth quarter was largely due to the reduction of marketing and selling efforts following the November 8, 2012 incident at the Sherbrooke plant.  The Corporation is now reviewing its selling and marketing approach and will put in place a new strategy that will be implemented in conjunction with the resumption of production.

General and Administrative Expenses
G&A expenses for the three-month and years ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
General and administrative expenses	4,053	3,294	15,687	9,804
General and administrative expenses as % of revenue	88%	61%	61%	51%

G&A expenses amounted to $4,053 in the fourth quarter ended February 28, 2013, an increase of $759 over the corresponding period in 2012. G&A expenses amounted to $15,687 for the year ended February 28, 2013, an increase of $5,883 over last year's comparable period. The increase of $759 in the fourth quarter is mainly explained by a $200 increase in Neptune’s administrative salaries.  This resulted from all Sherbrooke employee salaries being recorded under administrative salaries instead of cost of goods sold, since there was no activities at the Sherbrooke plant.  Excluding this reallocation, actual administrative salaries for the fourth quarter were down 30% from last year.  The increase in the fourth quarter was also attributable to warehouse costs of $273, resulting from the fact that no production took place at the Sherbrooke plant and therefore, there was no attribution of warehouse costs in the cost of goods sold.  Finally, quarterly legal fees were up $188 from last year due to an increase in the cost related to the defence of our intellectual property.  The increase of $5,833 for the year ended February 28, 2013 compared to the year ended February 29, 2012 is mainly attributable to an increase in stock based compensation expense of $3,407 because of additional grants during the year to consultants, employees, officers and directors.  It is also attributable to the increase in salaries and warehouse costs as explained above as well as additional investor relations expenses for an amount of $467 over the prior year.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month and year ended February 28, 2013 and 2011 were as follows:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
Research and development expenses net of tax credits	1,923	(30)	7,633	3,909
Research and development expenses net of tax credits as % of revenue	42%	(1%)	30%	20%

R&D expenses amounted to $1,923 in the fourth quarter ended February 28, 2013, an increase of $1,953 compared to the same period in 2012. R&D expenses amounted to $7,633 for the year ended February 28, 2013, an increase of $3,724 over last year's corresponding period. The increase of $1,953 in the fourth quarter is mainly due to the recognition in 2012 of investment tax credits from prior years in the amount of $1,200 in the nutraceutical segment.  Following the incident at the Sherbrooke plant, the Corporation determined that there was no reasonable assurance that tax credits would be realized and derecognized the amount in the third quarter of 2013. The increase in the year ended February 28, 2013 is mainly attributable to the 2012 fourth quarter adjustment as discussed above, as well as investments by Neptune, Acasti and NeuroBio, including improvements of the extraction process and experimentation with new biomass. Acasti has also initiated its phase II double blind study as well as an open label study initiated in 2011. The increase over 2012 is also explained by higher stock based compensation expense of $349 and $759 for the three month and year ended February 28, 2013, respectively.  As well, patent expenses were higher for an additional amount of $688 for the current year.

Finance costs
Finance costs for the three-month and year ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
Finance costs	39	142	160	380
Finance costs as % of revenue	1%	3%	1%	2%

Finance costs amounted to $39 in the fourth quarter ended February 28, 2013, a decrease of $103 compared to the same period in 2012. Finance costs amounted to $160 in the year ended February 28, 2013 compared to $380 for the same period in 2012. This decrease is primarily attributable to the reimbursement of the long term debt on the Sherbrooke plant following the November 8, 2012 incident.

Foreign exchange gain (loss)
Foreign exchange gain (loss) for the three-month and year ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, 2013	Three Months Ended February 29, 2012	Year Ended February 28, 2013	Year Ended February 29, 2012
Foreign exchange gain (loss)	513	(221)	851	278
Foreign exchange gain (loss) as % of revenue	11%	(4%)	3%	1%

Foreign exchange gain amounted to $513 in the fourth quarter ended February 28, 2013 compared to a foreign exchange loss of ($221) for the same period in 2012, an increase of $734. Foreign exchange gain amounted to $851 for the year ended February 28, 2013 compared to $278 for the same period in 2012. These increases are mainly attributable to the positives fluctuations of the US currency against the Canadian currency as well as realized gains on foreign exchanges contracts.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
Adjusted EBITDA decreased by $3,832 for the three-month period ended February 28, 2013 to ($4,607) compared to ($775) for the three-month period ended February 29, 2012. Adjusted EBITDA decreased by $3,204 for the year ended February 28, 2013 to ($5,797) compared to ($2,593) for the same period in 2012. The decrease for the three-month period and year ended February 28, 2013 is mainly attributable to the lower gross margin resulting from the November 8, 2012 incident at the Sherbrooke plant.  In addition to the fourth quarter reduced gross margin impact, the decrease in adjusted EBITDA for the year ended February, 28 2013 is attributable to the $688 increase in patent expenses and a $467 increase in investors relations expenses over last year's corresponding period.

Net Loss
The Corporation realized a consolidated net loss for the three-month period ended February 28, 2013 of ($1,147) or ($0.01) per share compared to ($133) or ($0.01) per share for the three-month period ended February 29, 2012. The Corporation realized a consolidated net loss for the year ended February 28, 2013 of ($19,962) or ($0.31) per share compared to a net loss of ($4,593) or ($0.04) per share for the year ended February 29, 2012. The $1,014 increase in the fourth quarter net loss is net of insurance recoveries received in the fourth quarter.  The increase in the net loss is due to the factors described above as well as higher stock based compensation expense.  The increase in the net loss of $15,369 for the year ended February 28, 2013 was mainly attributable to the factors described above as well as the impact of the November 8, 2012 incident at the Sherbrooke plant, which resulted in the Corporation realizing a loss of $10,091, the derecognition of deferred tax assets and long-term investment tax credits ($2,200) and higher stock-based compensation ($4,263).

Liquidity and Capital Resources

Operating Activities
During the year ended February 28, 2013, the operating activities generated a decrease in liquidities of $1,762, compared to a decrease of $7,246 for the corresponding period ended February 29, 2012. The decrease in liquidities in 2013 was mainly caused by the changes in non-cash operating working capital items, especially by an increase in inventories of $7,134 partially offset by an increase in trade and other payables of $3,633.  The inventory variation was attributable to purchases of krill oil as well as frozen krill following the incident at the Sherbrooke plant.  The increase in the variation in trade and other payables is mainly attributable to timing and extended terms with suppliers.

Investing Activities
During the year ended February 28, 2013, the investing activities generated a decrease in liquidities of $20,272. This decrease is mainly due to the acquisition of property, plant and equipment for $19,036 mostly related to the plant expansion, and the acquisition of short-term investments for $7,000 offset by the maturity of short-term investments for 6,107.  In 2012, investing activities generated a decrease in liquidities of $10,100, primarily from the net purchase of short-term investments of $9,089 and additions to property, plant and equipment of $907.

Financing Activities
During the year ended February 28, 2013, the financing activities generated an increase in liquidities of $32,682. This increase is mainly due to net proceeds from the public offering for an amount of $30,005 as well as proceeds from the exercise of warrants of $3,841 and proceeds from the exercise of options of $1,552. This increase was reduced by repayment of loans and borrowings for an amount of $5,774. In 2012, financing activities generated an increase in liquidities of $21,221, primarily from net proceeds from private a placement of $11,477, proceeds from exercise of subsidiary options of $5,415 as well as proceeds from the exercise of options totaling $2,816.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $11,137 for the year ended February 28, 2013.

At February 28, 2013, the Corporation’s liquidity position, consisting of cash and short-term investments, was $28,623.

Also, at February 28, 2013, the Corporation had an authorized operating line of credit of $1,570, of which $1,570 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, expected insurance recoveries, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the November 2012 plant incident, the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.  There is no assurance that such financing can be arranged on acceptable terms.

Off Balance Sheet Arrangements and Contractual obligations

Derivatives over the Corporation’s own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $555 of advance payments at February 28, 2013 may be refundable in the next year if the Corporation fails to meet certain development milestones.

The Corporation's contractual obligations as at February 28, 2013 are presented in the following table:

				February 28, 2013
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$8,034	$8,034	$8,034	$–	$–
Loans and borrowings	1,871	3,045	5	914	2,126
Research & development contracts	–	2,010	2,010	–	–
Lease and other contracts	–	4,216	1,029	1,711	1,476
	$9,905	$17,305	$11,078	$2,625	$3,602

The Corporation has no off-balance sheet arrangements as at February 28, 2013, except for the following commitments:

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022.  Minimum lease payments for the next five years are included in the above table and are $380 in 2014, $358 in 2015, $358 in 2016, $358 in 2017 and $322 in 2018.

During the year ended February 28, 2013, an amount of $329 was recognized as an expense in respect of operating leases which is included in General and administrative expenses (2012 - $217). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $52 and $46, respectively (2012 - $28 and $22, respectively).

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $30,000 from $21,000 following the November 8, 2012 incident.  It is expected to be funded primarily by a Federal and Provincial government grant and interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500 with a ten-year term, and a $3,000 government grant. Most of these financing amounts remain to be disbursed. Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild a operational production facility using the Phase I plant expansion facility that was under completion. The Corporation is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,038, of which an amount of $2,367 has been paid to date. As at February 28, 2013, an amount of $66 is included in “Trade and other payables” in relation to these projects.

Subsequent events

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 incident and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

FINANCIAL POSITION

The following table details the important changes to the financial position (other than equity) at February 28, 2013 compared to February 29, 2012:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	11,137	See cash flows statement
Short-term investments	1,009	Purchase of short-term investments
Trade and other receivables	970	Extended terms for products launches
Inventories	4,877	Purchase of krill oil and raw material
Property, plant and equipment	7,925	Plant expansion project
Trade and other payables	3,063	Extended terms from raw material suppliers
Loans and borrowings	(3,883)	Repayment of mortgage loans

See the statement of changes in equity for details of changes to the equity accounts from February 2012.

FINANCIAL INSTRUMENTS

Refer to Note 21 to the consolidated financial statements.

PRIMARY ANNUAL FINANCIAL RATIOS

	February 28, 2013	February 29, 2012	February 28, 2011
Working Capital Ratio (current assets/ current liabilities)1	5.68	3.62	2.67
Solvency Ratio (Loans and borrowings* / Total equity) 2	0.03	0.18	0.41

*	including convertible debentures, debenture conversion options and derivative financial liabilities for 2011.

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Corporation’s Working Capital Ratio improved during the year ended February 28, 2013 compared to the periods ended February 29, 2012 and February 28, 2011 mainly due to the proceeds from the Public Offering concluded in October 2012 and insurance recoveries of $6,000. The Corporation’s solvency ratio improved during the year ended February 28, 2013 compared to the period ended February 29, 2012 and to February 28, 2011 mainly due to the reimbursement of the mortgage loans.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 28, 2013, total royalties included in operating expenses amounted to $268 (2012 - $193). As at February 28, 2013, the balance due to this corporation under this agreement amounts to $257 (2012 - $190). This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Refer to Note 27 of the consolidated financial statements for key management personnel compensation.

FUTURE ACCOUNTING CHANGES

Refer to Note 3 (r) to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing the consolidated financial statements for the year ended February 28, 2013 and February 29, 2012, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended February 28, 2013 and February 29, 2012.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the criteria for recognition of tax assets continued to be met, whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;
•	Reasonable assurance of grant recognition and compliance with conditions of grant recognition;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that information relating to the Corporation, including its consolidated subsidiaries, required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Also, the Corporation’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s internal control over financial reporting based on the criteria established in  – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended February 28, 2013, the Chief Executive Officer and the Chief Financial Officer evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there was no change during the year ended February 28, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and, without limitation, the following risks:

•	the risk that despite its best efforts, Neptune will not be able to continue to successfully commercialize Neptune Krill Oil™ products and that its market share of krill oil products will erode;
•	the risk that Neptune may receive less insurance coverage than expected;
•	the risk that future uncertainties may compromise Neptune’s ability to achieve the implementation of the Plan, ontime or at all;
•	the risk that Neptune will not be able to generate sufficient revenue even despite a successful execution of the Plan;
•	the risk that Neptune will not be able to enter into third party supply and production agreements in a timely manneron terms favourable to Neptune;
•	the risk that Neptune will not be able to maintain sufficient inventory levels nor meet customer demands as a result of the failure to enter into third party supply and production agreements;
•	the risk that the investigation surrounding the incident at the production facility could be delayed and that the results from the investigation could have a negative impact on the Plan;
•
the risk that Neptune will not obtain required permits to reconstruct an operational production facility in a timely fashion or that governmental authorities will not support Neptune’s reconstruction plan;

•
the risk that additional inspection or work reveal damages that have not yet been assessed to the expansion facilitythat was under construction and that is intended to form part of Neptune’s future operational production facility;

•
the risk that Neptune may face environmental liability, either as a result of environmental contamination that cannot currently be assessed resulting from the incident, or as a result of the notice alleging environmental non-compliance received from the Québec Ministry of Environment;

•	the risk that Neptune will not succeed in restoring its production capacities of krill oil products as projected;
•
the risk that Neptune will not be able to maintain its projected use of the remaining net proceeds from its recentPublic Offering for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•
the risk that Neptune will not be able to obtain refinancing of its existing credit facility, on terms favourable toNeptune, in order to provide additional capital sources as may be required for the completion of the expansion project of Neptune’s manufacturing facility;

•	the risk that Neptune will not be successful in its efforts to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
•	the risk that its financial performance deteriorate as a result of the incident or that Neptune be forced to allocatefunds to cover costs or expenses arising out of unexpected events;
•	the risk that Neptune will not be able to continue to invest as planned in product development and clinical trials, orthe pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
•	the risk that despite its best efforts, Neptune will not be able to attract or retain skilled labour and key management personnel;
•
the risk that, due to the incident, lawsuits may be brought against Neptune by the government or third parties,including claims for liability, and that Neptune’s insurance liability coverage not cover fully or at all losses that may arise from such lawsuits or claims or from the class action lawsuit filed on December 19, 2012;

•	the risk that Neptune may face intensified competition while it does not have an operational production facility.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION
Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 21, 2013, the total number of common shares issued by the Corporation and in circulation was 60,109,730 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,000,002 warrants, 8,543,918 options, 2,170,000 Acasti call-options on Neptune’s shares of Acasti  owned and 2,260,000 NeuroBio call-options on Neptune’s shares of NeuroBio owned outstanding as at the same date. In addition, Acasti had 5,292,500 options, 5,292,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding and NeuroBioPharm had 461,250 options and 5,998,128 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer